FOR THE YEAR ENDED DECEMBER 31, 2010

consolidated financial statements

TALISMAN
ENERGY

Report of Management

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2010, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

John A. Manzoni	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
February 24, 2011

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 1

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2010 and 2009 and the Consolidated Statements of Income, Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 24, 2011 expressed an unqualified opinion thereon.

Chartered Accountants

February 24, 2011
Calgary, Canada

2 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report of
Registered Public Accounting Firm

To the Shareholders of Talisman Energy Inc.

We have audited the accompanying Consolidated Financial Statements of Talisman Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2010 and 2009, and the Consolidated Statements of Income, Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2010 and 2009, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2011 expressed an unqualified opinion on Talisman Energy Inc.'s internal control over financial reporting.

Chartered Accountants

February 24, 2011
Calgary, Canada

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 3

Consolidated Balance Sheets

December 31 (millions of C$)	2010	2009

		(restated – note 3)
Assets
Current

Cash and cash equivalents (note 21)	1,646	1,690

Accounts receivable (note 5)	1,399	1,253

Inventories (note 6)	143	144

Prepaid expenses	20	9

Assets of discontinued operations (note 3)	–	58

	3,208	3,154

Other assets (note 7)	861	170

Future income taxes (note 19)	170	120

Goodwill (note 4)	1,150	1,176

Property, plant and equipment, net (note 8)	18,804	16,431

Assets of discontinued operations (note 3)	–	2,567

	20,985	20,464

Total assets	24,193	23,618

Liabilities
Current

Bank indebtedness	2	36

Accounts payable and accrued liabilities	2,532	2,121

Income and other taxes payable	510	357

Current portion of long-term debt (note 10)	357	10

Future income taxes (note 19)	–	68

Liabilities of discontinued operations (note 3)	–	9

	3,401	2,601

Deferred credits	51	59

Asset retirement obligations (note 9)	2,252	2,116

Other long-term obligations (note 11)	212	168

Long-term debt (note 10)	3,824	3,770

Future income taxes (note 19)	3,974	3,599

Liabilities of discontinued operations (note 3)	–	194

	10,313	9,906

Contingencies and commitments (note 16)
Shareholders' equity
Common shares, no par value (note 13)
Authorized: unlimited
Issued and outstanding:

2010 – 1,019,290,939 (2009 – 1,014,876,564)	2,457	2,374

Contributed surplus	132	153

Retained earnings	9,568	9,174

Accumulated other comprehensive loss (note 14)	(1,678)	(590)

	10,479	11,111

Total liabilities and shareholders' equity	24,193	23,618

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	John D. Watson
Chairman of the Board	Director

4 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income

Years ended December 31 (millions of C$)	2010	2009	2008

		(restated – note 3)	(restated – note 3)
Revenue

Gross sales	8,076	7,011	10,269

Hedging loss	–	–	(28)

Gross sales, net of hedging	8,076	7,011	10,241

Less royalties	1,274	1,065	1,799

Net sales	6,802	5,946	8,442

Other (note 17)	110	115	112

Total revenue	6,912	6,061	8,554

Expenses

Operating	1,867	1,861	1,822

Transportation	227	222	207

General and administrative	392	334	294

Depreciation, depletion and amortization	2,164	2,360	2,606

Dry hole	123	539	442

Exploration	384	301	429

Interest on long-term debt	163	192	168

Stock-based compensation (recovery) (note 13)	201	290	(73)

(Gain) loss on held-for-trading financial instruments (note 15)	(102)	412	(1,664)

Other, net (note 18)	194	47	(179)

Total expenses	5,613	6,558	4,052

Income (loss) from continuing operations before taxes	1,299	(497)	4,502

Taxes (note 19)

Current income tax	1,032	731	1,282

Future income tax (recovery)	(272)	(678)	165

Petroleum revenue tax	131	108	176

	891	161	1,623

Income (loss) from continuing operations	408	(658)	2,879

Income from discontinued operations (note 3)	240	1,095	640

Net income	648	437	3,519

Per common share (C$):

Income (loss) from continuing operations	0.40	(0.65)	2.83

Diluted income (loss) from continuing operations	0.39	(0.65)	2.78

Income from discontinued operations	0.24	1.08	0.63

Diluted income from discontinued operations	0.23	1.08	0.62

Net income	0.64	0.43	3.46

Diluted net income	0.62	0.43	3.40

Average number of common shares outstanding (millions) (note 22)	1,018	1,015	1,017

Diluted number of common shares outstanding (millions) (note 22)	1,037	1,015	1,034

See accompanying notes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 5

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31 (millions of C$)	2010	2009	2008

Net income	648	437	3,519

Other comprehensive loss:

Foreign currency translation adjustments[1]	(625)	(317)	(100)

Transfer of accumulated foreign currency gain to net income (note 3)	(465)	–	–

Gains and losses on derivatives designated as cash flow hedges:

Unrealized gains (losses) arising during the year[2]	14	39	(50)

Realized losses (gains) recognized in net income[3]	(12)	(40)	67

	2	(1)	17

Other comprehensive loss	(1,088)	(318)	(83)

Comprehensive income (loss)	(440)	119	3,436

1
Includes net investment hedging gain of $22 million (2009 – $63 million loss; 2008 – $259 million gain).

2
Net of tax of $5 million (2009 – $13 million; 2008 – $(19) million).

3
Net of tax of $(4) million (2009 – $(14) million; 2008 – $6 million).

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31 (millions of C$)	2010	2009	2008

Common shares

Balance at beginning of year	2,374	2,372	2,437

Issued on exercise of stock options	97	2	3

Shares purchased and held in trust for PSU plans (note 13)	(82)	–	(68)

Shares released from trust for 2008 PSU plan (note 13)	68	–	–

Balance at end of year	2,457	2,374	2,372

Contributed surplus

Balance at beginning of year	153	84	64

Stock-based compensation (recovery) (note 13)	(21)	69	20

Balance at end of year	132	153	84

Retained earnings

Balance at beginning of year	9,174	8,966	5,651

Net income	648	437	3,519

Common share dividends	(254)	(229)	(204)

Balance at end of year	9,568	9,174	8,966

Accumulated other comprehensive loss

Balance at beginning of year	(590)	(272)	(189)

Other comprehensive loss	(1,088)	(318)	(83)

Balance at end of year	(1,678)	(590)	(272)

See accompanying notes.

6 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

Years ended December 31 (millions of C$)	2010	2009	2008

		(restated – see note 3)	(restated – see note 3)
Operating

Income (loss) from continuing operations	408	(658)	2,879

Items not involving cash (note 20)	2,076	3,933	1,823

Exploration	384	301	429

	2,868	3,576	5,131

Changes in non-cash working capital (note 20)	402	(362)	(9)

Cash provided by continuing operations	3,270	3,214	5,122

Cash provided by discontinued operations	190	385	1,032

Cash provided by operating activities	3,460	3,599	6,154

Investing
Capital expenditures

Exploration, development and other	(4,034)	(3,729)	(4,460)

Corporate acquisitions (note 4)	(189)	–	–

Property acquisitions (note 4)	(1,364)	(310)	(436)

Proceeds of resource property dispositions	308	200	47

Acquisition deposits (note 4)	(656)	–	–

Changes in non-cash working capital	265	(18)	244

Discontinued operations, net of capital expenditures	1,936	1,990	(369)

Cash used in investing activities	(3,734)	(1,867)	(4,974)

Financing

Long-term debt repaid	(11)	(970)	(3,869)

Long-term debt issued (note 10)	600	1,261	2,425

Common shares issued (note 13)	57	2	1

Common shares purchased	(78)	(1)	(68)

Common share dividends	(254)	(229)	(204)

Deferred credits and other	(3)	(10)	8

Changes in non-cash working capital	(2)	4	(14)

Cash provided by (used in) financing activities	309	57	(1,721)

Effect of translation on foreign currency cash and cash equivalents	(59)	(133)	32

Net increase (decrease) in cash and cash equivalents	(24)	1,656	(509)

Cash and cash equivalents net of bank indebtedness, beginning of year	1,668	12	521

Cash and cash equivalents net of bank indebtedness, end of year	1,644	1,668	12

Cash and cash equivalents (note 21)	1,646	1,690	91

Cash and cash equivalents reclassified to discontinued operations	–	14	2

Bank indebtedness	(2)	(36)	(81)

Cash and cash equivalents net of bank indebtedness, end of year	1,644	1,668	12

See accompanying notes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 7

Notes to the Consolidated Financial Statements

(tabular amounts in millions of C$, except as noted)

1. Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is presented in note 25.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGL).

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

c) Inventories

Product inventories, materials and supplies are valued at the lower of average cost and net realizable value.

d) Property, Plant and Equipment (PP&E)

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but which cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

Producing properties and significant unproved properties are assessed when events occur that indicate the carrying value of properties may not be recoverable from future cash flows. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

Repairs and maintenance costs are charged as an expense when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E as development costs, and depleted using the unit of production method.

e) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from

8 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

depletion until the reserves are developed. To the extent a property has nil proved reserves, development costs are charged immediately as DD&A expense.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom (UK) and Scandinavia are depreciated using the unit of production method based on the related fields.

See the discussion concerning 'Measurement Uncertainty and Use of Estimates' in note 1(u).

f) Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded ARO and the actual retirement costs incurred is recorded as a gain or loss in the settlement period.

g) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

h) Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

i) Petroleum Revenue Tax (PRT)

UK PRT is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

j) Foreign Currency Translation

Talisman's functional currency is the US$.

The Company's self-sustaining operations in the UK (and, prior to January 1, 2010 in Canada and Norway) were translated from UK£, C$ and NOK respectively into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses on

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 9

translation to US$ relating to self-sustaining operations were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive loss. As a result of a reorganization of the Company's operations, changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK, Canada and Norway operations is more closely linked to the US$. Accordingly, effective January 1, 2010 for Canada and Norway and January 1, 2011 for the UK, these operations have been accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive loss until Talisman reduces its net investment in those subsidiaries. Following the change in the functional currency of the UK operations, the debt denominated in UK£ will no longer be designated as a hedge of Talisman's net investment in the UK and, accordingly, future foreign exchange gains and losses will be recorded in the Consolidated Statement of Income.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rate for the year. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ reporting currency are included in accumulated other comprehensive loss. Effective from the first quarter of 2011, the Company will be reporting its financial results in US$.

k) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long-term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

l) Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized in the Consolidated Balance Sheet when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive loss, net of tax.

10 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2010 are disclosed in note 15.

Canadian Institute of Chartered Accountants (CICA) handbook section 3855 Financial Instruments – Recognition and Measurement requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year ended December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the separate recognition measurement provisions of this standard.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive loss and recognized in net income concurrently with the anticipated transaction. If it is probable that the transaction designated as being hedged will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive loss, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive loss and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – Both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive loss. These gains and losses are recovered from other comprehensive loss and recognized in net income if the net investment is reduced.

The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The natural gas sales contracts outstanding at December 31, 2010 are disclosed in note 16. The Company's production is

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 11

expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

m) Comprehensive Income (Loss) and Equity

The Consolidated Statements of Comprehensive Income (Loss) reflect net income and the changes in accumulated other comprehensive loss in the year. Changes in accumulated other comprehensive loss are composed of changes in the fair value of financial instruments designated as hedges, to the extent they are effective, gains and losses recovered from other comprehensive loss and recognized in net income, foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations or reductions in the net investments therein and translation from the Company's functional currency to its presentation currency.

n) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. For those tax positions meeting the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized on settlement with the taxing authority.

To the extent that interest and penalties are assessed by taxing authorities on any underpayment of income tax, these amounts have been accrued and are classified as a component of income taxes on the Consolidated Statements of Income.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

o) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of national oil companies from production. Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

Gross sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and liquids and is presented before royalty payments to governments and other mineral interest owners.

12 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

All taxes collected from customers that are remitted to governments are excluded from revenues.

p) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for as capital leases and recorded as PP&E, together with an offsetting liability. All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

q) Stock-Based Compensation

During 2010, Talisman had stock option plans, cash unit plans, performance share unit (PSU) plans, a deferred share unit plan and a restricted share unit plan, which are described in note 13. The PSU plans must be settled in shares. The cash unit, deferred share unit and restricted share unit plans must be settled in cash. The stock option plans may be settled in cash at the option of the holder and, consequently, they are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units, which are included in general and administrative expenses. For the PSU plans, the Company determines the fair value of the units on the date of grant using the share price on that date and recognizes the fair value of the units over the vesting period as compensation expense and contributed surplus. Net income is adjusted by reducing the compensation expense in periods containing forfeitures of unvested options and units, and by changes in the degree to which the predetermined performance measures are achieved.

r) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or which are in similar geographic locations. These reporting units correspond with the segments described in note 24. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

s) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised to acquire common shares.

The Company uses the treasury stock method to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the year.

t) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 13

u) Measurement Uncertainty and Use of Estimates

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to net income depend on actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events, and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

v) Comparative Information

Certain comparative information provided in the notes to the Consolidated Financial Statements has been reclassified to conform to the presentation adopted in the current year.

2. Changes in Accounting Policies

a) Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since, 2009 yearly average commodity prices were higher than 2008 year-end prices. Talisman recorded an upward price revision of 77.1 million barrels of oil equivalent (mmboe) to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

b) Goodwill and Intangible Assets

Effective January 1, 2009, Talisman adopted the CICA recommendations relating to the recognition, measurement and disclosure of Goodwill and Intangible Assets (section 3064). The adoption of these recommendations had no impact on Talisman.

c) Financial Instruments Presentation and Disclosure

In 2009, the CICA revised section 3862 Financial Instruments – Disclosure to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. Since Talisman previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment had no impact on Talisman.

14 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2008, Talisman adopted the CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact on Talisman, since the new standard carried forward the existing presentation requirements.

d) Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman adopted retrospectively the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman.

e) Inventories

Effective January 1, 2008, Talisman adopted retrospectively the CICA recommendations relating to Inventories (section 3031). The standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to PP&E.

3. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

Income from discontinued operations reported on the Consolidated Statements of Income is composed of the following:

	Years ended December 31
	North America			UK			Scandinavia			Other			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue

Gross sales	305	696	1,548	–	–	134	–	–	46	7	48	231	312	744	1,959

Royalties	35	120	299	–	–	–	–	–	3	1	1	31	36	121	333

Revenue, net of royalties	270	576	1,249	–	–	134	–	–	43	6	47	200	276	623	1,626

Expenses

Operating, marketing and general	77	186	214	–	–	81	–	–	5	4	7	15	81	193	315

Interest	–	–	–	–	–	–	–	–	(2)	–	–	–	–	–	(2)

Dry hole	–	44	59	–	–	–	–	–	–	–	1	2	–	45	61

Depreciation, depletion and amortization	95	354	373	–	–	6	–	–	20	–	6	38	95	360	437

Income (loss) from discontinued operations before taxes	98	(8)	603	–	–	47	–	–	20	2	33	145	100	25	815

Taxes	25	(2)	153	–	–	15	–	(1)	–	3	14	76	28	11	244

Gain (loss) on disposition, net of tax	173	511	119	–	482	4	–	(2)	(54)	(5)	90	–	168	1,081	69

Income (loss) from discontinued operations	246	505	569	–	482	36	–	(1)	(34)	(6)	109	69	240	1,095	640

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 15

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are composed of the following:

	At December 31
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Assets

Current assets	–	40	–	–	–	–	–	18	–	58

Property, plant and equipment, net	–	2,483	–	–	–	–	–	19	–	2,502

Goodwill	–	62	–	–	–	–	–	3	–	65

Total assets[1]	–	2,585	–	–	–	–	–	40	–	2,625

Liabilities

Current liabilities	–	9	–	–	–	–	–	–	–	9

Asset retirement obligations	–	65	–	–	–	–	–	1	–	66

Future income taxes	–	123	–	–	–	–	–	5	–	128

Total liabilities[1]	–	197	–	–	–	–	–	6	–	203

1
In 2009, assets and liabilities of $2,567 million and $194 million, respectively, were classified as long-term.

North America

In 2010, Talisman completed the sale of oil and gas producing properties in North America for proceeds of $2 billion, resulting in a gain of $173 million, net of a tax recovery of $105 million. The net investment in the Company's Canadian self-sustaining operations has been reduced as a result of these disposal transactions and a capital distribution to the parent from the entity that held the assets and, accordingly, $465 million of non-taxable foreign exchange gains previously accumulated in other comprehensive loss were included in the carrying value of the assets used to determine the gain on disposal.

In 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $1.2 billion, resulting in a gain of $456 million, net of tax of $110 million. Talisman also completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

UK

In 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil. Talisman also received $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK, resulting in a gain of $11 million, net of tax of $6 million.

In 2008, Talisman completed the sale of oil and gas properties resulting in an after tax writedown of $32 million and recorded a positive after tax closing adjustment of $36 million in respect of oil and gas properties sold in 2007 and 2006.

Scandinavia

In 2009, Talisman completed the sale of a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in a gain of $6 million, net of tax of $nil. After tax writedowns of $8 million had previously been recorded in each of 2008 and 2009.

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after tax writedown of these assets of $46 million.

Other

In 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil. An after tax writedown of $3 million had previously been recorded in 2009.

16 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

In 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $93 million, net of tax of $nil.

4. Acquisitions

Corporate Acquisitions

Jambi Merang

In 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for cash consideration of $189 million. This acquisition, which facilitates Talisman's strategy to increase its presence in Indonesia, was accounted for using the purchase method and the final allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	187

Goodwill	45

Working capital	2

Future income tax	(45)

189

BP Exploration Company (Colombia) Limited

In 2010, Talisman entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited, which builds on the Company's acreage position in Colombia. A cash deposit of US$613 million was paid in connection with this transaction, which has been included within other long-term assets. The transaction closed in January 2011, at which time a further cash payment of US$192 million was made. The preliminary allocation of the purchase price to the assets and liabilities acquired by Talisman will be recorded in the first quarter of 2011.

Property Acquisitions

Eagle Ford

In May 2010, Talisman completed the acquisition of 37,000 net acres of land in the Eagle Ford shale play in south Texas for $364 million in cash. In a subsequent transaction which closed in December 2010, Talisman and a subsidiary of Statoil entered into an agreement to acquire an additional 97,000 net acres of liquids-rich properties in the Eagle Ford shale play as well as an equity interest in a gas processing facility for cash consideration to Talisman of $684 million. The preliminary allocation of the purchase price to the assets and liabilities acquired by Talisman is as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	1,035

Investments	13

1,048

In a related transaction Statoil purchased a 50% working interest in Talisman's existing 37,000 net acres in the Eagle Ford for $186 million, which was recorded as a disposition at cost. Talisman and Statoil have created a joint venture across the Eagle Ford shale play in which Talisman has a 50% interest, and with Talisman as the initial operator.

As a result of these transactions, Talisman holds approximately 78,000 net acres, predominantly in the liquids-rich area of the play. This transaction is consistent with Talisman's intent to become a leading, returns-focused shale producer in North America.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 17

Norwegian exploration licences

In 2010, Talisman acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery for cash consideration of $196 million. The preliminary allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Scandinavia

Property, plant and equipment	767

Future income tax	(571)

196

Papua New Guinea (PNG)

In 2009, Talisman completed a number of strategic acquisitions in order to expand its exploration position in PNG, including:

•
acquisition of all of the outstanding shares of Rift Oil plc, a public company having 100% working interests in two exploration licences in PNG, for $198 million in cash;

•
acquisition of all of the outstanding shares of Horizon Oil (Kanau) Limited, a company having interests in exploration licences in PNG, for $32 million in cash; and

•
acquisition of all of the outstanding shares of Papua Petroleum Limited, a company having a 49% working interest in four exploration licences in PNG, for $23 million in cash.

The substance of these transactions was the acquisition of property.

The final allocation of the purchase price to the assets and liabilities acquired was as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	340

Working capital	(6)

Future income tax	(81)

253

RSX Energy Inc. (RSX)

In 2008, Talisman acquired all of the outstanding shares of RSX, a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The Company acquired RSX in order to expand its undeveloped land base in the Hinton area of Alberta. The substance of the transaction was the acquisition of property.

The transaction was accounted for using the purchase method and the final allocation of the purchase price to the assets and liabilities acquired was as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	131

Asset retirement obligations	(2)

Working capital	(7)

Future income tax	(21)

101

The results of RSX are included on the Consolidated Statements of Income with effect from the date of acquisition in the first quarter of 2008.

18 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Kurdistan region of northern Iraq

In 2009, Talisman acquired a 55% working interest in Block K9 in the Kurdistan region of northern Iraq for $29 million, plus additional payments which are dependent upon the level of estimated reserves. The Company acquired this working interest to increase its exposure to new plays and reservoirs in the Kurdistan region of northern Iraq.

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three-well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years. In 2010, Talisman agreed to enter into a PSC as operator of Block K39.

The final allocation of the purchase price to the assets and liabilities attributable to Talisman's interests in Block K39 and Block K44 was as follows:

Fair value of net assets acquired	Other

Property, plant and equipment	429

Future income tax	(157)

272

Other acquisitions

In 2010, Talisman completed minor oil and gas property acquisitions in North America, Southeast Asia and the rest of the world for $120 million in cash.

In 2009, Talisman completed minor oil and gas property acquisitions in North America for $28 million in cash.

In 2008, Talisman completed minor oil and gas property acquisitions in North America for a total cost of $71 million, composed of cash of $69 million and properties exchanged of $2 million.

Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	2010	2009

Balance at January 1[1]	1,176	1,187

Acquisition (see above)	45	–

Foreign currency translation	(71)	(11)

Balance at December 31[1]	1,150	1,176

1
$nil (December 31, 2009 – $65 million; January 1, 2009 – $173 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5. Accounts Receivable

December 31	2010	2009

Trade receivables	1,242	1,225

Fair value of derivative contracts (note 15)	118	30

Note receivable (note 15)	41	–

Allowance for doubtful accounts	(2)	(2)

Total[1]	1,399	1,253

1
$nil (2009 – $54 million) has been reclassified to assets of discontinued operations.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 19

6. Inventories

December 31	2010	2009

Materials and supplies	67	75

Product	76	69

Total[1]	143	144

1
$nil (2009 – $4 million) has been reclassified to assets of discontinued operations.

7. Other Assets

December 31	2010	2009

Accrued pension asset (note 23)	56	29

Fair value of derivative contracts (note 15)	24	42

Investments	120	36

Note receivable (note 15)	–	43

Asset retirement sinking fund (note 9)	30	15

Acquisition deposits	627	–

Other	4	5

Total	861	170

8. Property, Plant and Equipment, Net

December 31, 2010	Cost	Accumulated DD&A	Net book value[1]

Oil and gas assets	30,429	(11,823)	18,606

Corporate assets	644	(446)	198

	31,073	(12,269)	18,804

December 31, 2009	Cost	Accumulated DD&A	Net book value[1]

Oil and gas assets	26,940	(10,702)	16,238

Corporate assets	590	(397)	193

	27,530	(11,099)	16,431

1
$nil (2009 – $2,502 million) has been reclassified to assets of discontinued operations.

Included in PP&E are capitalized interest costs of $99 million (2009 – $43 million) relating to major projects under construction and development. During the year ended December 31, 2010, interest costs of $83 million (2009 – $43 million; 2008 – $60 million) were capitalized.

In 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million, respectively, in respect of properties having no proved reserves at year-end prices.

In line with the Company's practice of adjusting DD&A expense in the fourth quarter using year-end reserves and updated depletable costs, an incremental DD&A expense of $84 million was booked in the fourth quarter of 2008 to reflect principally price related declines in year-end reserves. For 2009, the impact of adjusting the DD&A expense in the fourth quarter was not significant as an upward price revision of 77.1 mmboe was offset by a higher depletable base and a change in production mix. For 2010, the impact of adjusting the DD&A expense in the fourth quarter was a decrease of $28 million.

20 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

As described in note 2(a), the methodology for calculating reserves changed in 2009 to using average prices. Had year-end prices been used to calculate reserves, this would not have had a significant impact on the 2009 loss from continuing operations.

In 2010, impairment expense of $118 million was recorded (2009 – $70 million; 2008 – $4 million), which arose from writing off exploration acquisition costs in North America, Scandinavia and the rest of the world for $27 million, $66 million and $25 million, respectively. The impairment charge is recorded in other expenses on the Consolidated Statements of Income (note 18).

Non-Depleted Capital

Included in PP&E are the following costs that were not subject to DD&A:

December 31	2010	2009

Undeveloped land

North America	1,751	1,112

Southeast Asia	371	333

Other	543	489

Acquired unproved reserve costs associated with producing fields[1]

UK	46	133

Southeast Asia	126	–

Acquired unproved reserve costs not associated with producing fields[1]

UK	102	111

Scandinavia	806	100

Southeast Asia	53	51

Other	14	14

Exploration costs[2]	996	798

Development projects[3]

North America	21	178

UK	218	445

Scandinavia	864	613

Southeast Asia	332	240

Other	114	56

Total	6,357	4,673

1
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.

3
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 21

Exploration Costs

The following table provides details of the changes in the balance of exploration costs:

	December 31, 2009	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2010

North America	194	(27)	(9)	60	218

UK	200	–	(9)	41	232

Scandinavia	43	(7)	(3)	45	78

Southeast Asia	234	(17)	–	76	293

Other	127	–	(1)	49	175

	798	(51)	(22)	271	996

	December 31, 2008	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2009

North America	548	(241)	(212)	99	194

UK	100	–	(21)	121	200

Scandinavia	15	(4)	(4)	36	43

Southeast Asia	394	–	(166)	6	234

Other	64	–	(26)	89	127

	1,121	(245)	(429)	351	798

	December 31, 2007	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2008

North America	492	(182)	(142)	380	548

UK	139	(5)	(42)	8	100

Scandinavia	16	–	(3)	2	15

Southeast Asia	123	(3)	–	274	394

Other	42	(27)	(5)	54	64

	812	(217)	(192)	718	1,121

1
Costs that are capitalized and expensed to dry hole in the same year are excluded from the continuity.

Costs relating to wells drilled prior to 2010 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2010 and related costs are as follows:

	Years	Number of wells	Cost

North America	2006-2009	14	134

UK	2007-2009	12	206

Scandinavia	2008-2009	4	70

Southeast Asia	2007-2009	13	231

Other	2008-2009	6	136

		49	777

22 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

North America wells drilled prior to 2010 are in the process of being evaluated or are awaiting completion of the construction of infrastructure. The remaining wells relate to fields where either further appraisal drilling is ongoing or development options are being assessed.

9. Asset Retirement Obligations (ARO)

At December 31, 2010, the estimated total undiscounted ARO associated with oil and gas properties and facilities was $4.5 billion (2009 – $4.5 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The ARO have been discounted using a weighted average credit-adjusted risk free rate of 6.6% (2009 – 6.6%). Total accretion for the year ended December 31, 2010 of $126 million (2009 – $117 million; 2008 – $103 million) has been included in DD&A expense on the Consolidated Statements of Income.

Changes in carrying amounts of the Company's ARO associated with its PP&E are as follows:

	2010	2009

ARO liability at January 1	2,146	1,907

Liabilities incurred during the year	51	50

Liabilities settled during the year	(37)	(50)

Accretion expense	126	117

Revisions in estimated cash flows	146	218

Foreign currency translation	(162)	(96)

ARO liability at December 31[1,2]	2,270	2,146

1
$nil (December 31, 2009 – $66 million; January 1, 2009 – $183 million) has been reclassified to liabilities of discontinued operations.

2
Included in December 31, 2010 and December 31, 2009 liabilities are $18 million and $30 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the Consolidated Balance Sheets for a net long-term ARO liability of $2,252 million and $2,116 million, respectively.

Revisions in estimated cash flows occurring in 2010 related to UK obligations and were the result of revisions to estimated abandonment dates resulting from changes in oil price assumptions.

The Company provided letters of credit at January 1, 2011 in an amount of $814 million as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK.

The Company has assets of $30 million that represent secured funding for its obligations in Southeast Asia (2009 – $15 million).

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 23

10. Long-Term Debt

December 31	2010	2009

Tangguh Project Financing	106	106

Debentures and Notes (Unsecured)[1]

6.89% notes (US$10 million), Series B, due 2010	–	10

4.44% medium term notes (C$350 million), due 2011[2]	350	350

8.25% notes (US$50 million), due 2014	50	52

5.125% notes (US$375 million), due 2015[3]	373	392

8.50% notes (US$150 million), due 2016	149	157

6.625% notes (UK£250 million), due 2017	388	423

7.75% notes (US$700 million), due 2019	696	733

3.75% notes (US$600 million), due 2021	597	–

7.25% debentures (US$300 million), due 2027	298	314

5.75% notes (US$125 million), due 2035	124	131

5.85% notes (US$500 million), due 2037	497	524

6.25% notes (US$600 million), due 2038	597	628

Gross debt	4,225	3,820

Prepaid financing costs	(44)	(40)

	4,181	3,780

Less: current portion	(357)	(10)

Long-term debt	3,824	3,770

1
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.25% and 8.50% notes, which is payable quarterly.

2
The currency and interest rate on this debenture has been swapped to US$304 million bearing interest at 5.054%. See note 15 for details.

3
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (0.72% at December 31, 2010). See note 15 for details.

Bank Credit Facilities

At December 31, 2010, Talisman had unsecured credit facilities totaling $4 billion, consisting of facilities of $3.85 billion (Facility No. 1) and $150 million (Facility No. 2). The maturity dates are November 26, 2014 for Facility No. 1 and September 30, 2012 for Facility No. 2, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans or letters of credit.

At December 31, 2010, the Company had not drawn against its available bank lines of credit.

Tangguh Project Financing

In connection with the acquisition of its interest in Tangguh, Talisman became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. $106 million was outstanding under these facilities at December 31, 2010 (2009 – $106 million), which is secured by Talisman's interest in the Tangguh LNG Project, having a net book value of $204 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

24 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Debentures and Notes

In 2010, Talisman completed a US$600 million offering of 3.75% notes due February 2021. Interest on the notes is payable semi-annually.

In 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 2014 and US$150 million 8.50% Series B Senior Notes due March 2016. Interest on both notes is payable quarterly.

In 2009, Talisman completed a US$700 million offering of 7.75% notes due June 2019. Interest on the notes is payable semi-annually.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2011	357

2012	7

2013	8

2014	59

2015	384

Subsequent to 2015	3,410

Gross debt	4,225

11. Other Long-Term Obligations

December 31	2010	2009

Accrued pension and other post-employment benefits liability (note 23)	64	28

Fair value of derivative contracts (note 15)	–	7

Discounted obligations under capital leases	75	94

Long-term portion of stock-based compensation liability (note 13)	44	27

Other	29	12

Total	212	168

In 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Storage Offloading (FSO) vessel for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$3 million for the remainder of the lease. The imputed rate of interest on the lease is 6%, and the lease expires in 2016. Of the total discounted liability of $24 million (2009 – $28 million), $5 million (2009 – $5 million) is included in accounts payable and accrued liabilities.

In 2009, the Company entered into a leasing arrangement for the modification, refitting and use of a FSO vessel for use at the Northern Fields development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$13 million for each of the next five years and US$40 million for the remainder of the lease. The imputed rate of interest on the lease is 10%, and the lease expires in 2019. Of the total discounted liability of $69 million (2009 – $85 million), $13 million (2009 – $14 million) is included in accounts payable and accrued liabilities.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 25

12. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and long-term debt (including the current portion). The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow, cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using gross debt divided by cash flow for the year.

The debt-to-cash flow ratio at December 31, 2010 and 2009 was as follows:

	2010	2009

Gross debt (note 10)	4,225	3,820

Cash flow	3,058	3,961

Debt-to-cash flow	1.38:1	0.96:1

The calculation of cash flow is as follows:

	2010	2009

Cash provided by operating activities	3,460	3,599

Changes in non-cash working capital	(402)	362

Cash flow	3,058	3,961

Talisman's debt-to-cash flow increased from 0.96:1 at December 31, 2009 to 1.38:1 at December 31, 2010 as a result of the issuance of US$600 million of 3.75% notes and the impact of the timing of oil liftings on changes in non-cash operating working capital.

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenant under Facility No.1 is a debt-to-cash flow ratio of 3.5:1, calculated quarterly on a trailing twelve month basis.

26 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

13. Share Capital and Stock-Based Compensation

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	2010		2009		2008

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,014,876,564	2,374	1,014,708,249	2,372	1,018,590,255	2,437

Issued on exercise of stock options	4,835,056	97	168,315	2	179,994	3

Shares purchased and held in trust for PSU plans (see below)	(4,482,681)	(82)	–	–	(4,062,000)	(68)

Shares released from trust for 2008 PSU plan (see below)	4,062,000	68	–	–	–	–

Balance, end of year	1,019,290,939	2,457	1,014,876,564	2,374	1,014,708,249	2,372

During 2010, Talisman declared a dividend of $0.25 per share (2009 – $0.225 per share; 2008 – $0.20 per share) for an aggregate dividend of $254 million (2009 – $229 million; 2008 – $204 million).

Subsequent to December 31, 2010, 3,186,294 stock options were exercised for shares.

No preferred shares have been issued.

Normal Course Issuer Bid

In December 2010, Talisman renewed its normal course issuer bid, pursuant to which the Company may repurchase through the facilities of the Toronto Stock Exchange and New York Stock Exchange up to 51,068,705 of its common shares (representing 5% of the common shares outstanding at November 29, 2010) during the 12-month period commencing December 15, 2010 and ending December 14, 2011.

During the years ended December 31, 2010, 2009 and 2008, Talisman did not repurchase any common shares of the Company under its normal course issuer bid.

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options are granted.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 27

Continuity of stock options	2010		2009		2008

	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	69,489,526	15.22	64,877,521	15.14	63,578,912	13.21

Granted	7,743,117	17.42	12,023,390	13.37	17,071,170	17.71

Exercised for common shares	(4,835,056)	11.75	(168,315)	5.87	(179,994)	9.00

Surrendered for cash payment	(6,254,804)	12.59	(4,887,191)	9.00	(13,880,528)	9.08

Forfeited	(3,183,560)	17.81	(2,355,879)	17.03	(1,712,039)	19.11

Outstanding at December 31	62,959,223	15.89	69,489,526	15.22	64,877,521	15.14

Exercisable at December 31	35,790,358	15.59	33,825,777	13.28	30,135,489	10.80

Options available for future grants pursuant to the Company's Stock Option Plans	42,653,842		40,928,730		45,709,050

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2010	Outstanding options			Exercisable options

Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

5.88 - 5.99	8,775	5.88	1	8,775	5.88

6.00 - 8.99	7,189,173	7.29	2	7,189,173	7.29

9.00 - 11.99	1,446,734	11.38	8	598,255	11.12

12.00 - 14.99	16,808,877	13.58	6	8,818,256	13.92

15.00 - 17.99	7,271,203	17.23	9	430,105	16.52

18.00 - 22.54	30,234,461	19.11	6	18,745,794	19.68

5.88 - 22.54	62,959,223	15.89	6	35,790,358	15.59

The mark-to-market liability for the stock option plans at December 31, 2010 was $344 million (2009 – $268 million), of which $301 million (2009 – $242 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2010, 157,486 stock options were surrendered for cash, 3,186,294 were exercised for shares, none were granted and 182,081 were forfeited, with 59,433,362 outstanding at February 22, 2011.

Cash Unit Plans

In addition to the Company's stock option plans, certain of Talisman's subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

28 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Continuity of cash units	2010		2009		2008

	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	10,078,102	16.42	9,723,082	16.52	9,970,493	15.14

Granted	1,170,920	17.38	1,403,650	13.23	2,184,940	18.06

Exercised	(826,175)	14.39	(732,565)	9.72	(1,984,466)	10.85

Forfeited	(310,055)	17.49	(316,065)	18.94	(447,885)	19.43

Outstanding at December 31	10,112,792	16.64	10,078,102	16.42	9,723,082	16.52

Exercisable at December 31	6,180,730	16.83	4,806,867	15.09	3,495,861	11.40

The range of exercise prices of the Company's cash units is as follows:

December 31, 2010	Outstanding units			Exercisable units

Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 - 8.99	854,140	7.51	3	853,120	7.51

9.00 - 11.99	123,653	10.77	8	30,472	10.76

12.00 - 14.99	2,417,800	13.65	6	1,327,278	13.97

15.00 - 17.99	1,217,658	17.21	9	130,733	17.18

18.00 - 20.41	5,499,541	19.38	6	3,839,127	19.93

6.60 - 20.41	10,112,792	16.64	6	6,180,730	16.83

The mark-to-market liability for the cash unit plans at December 31, 2010 was $48 million (2009 – $28 million), of which $47 million (2009 – $27 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2010, 537,030 cash units were exercised, none were granted and 72,832 were forfeited, with 9,502,930 outstanding at February 22, 2011.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees. During 2010, 3,768,840 PSUs were granted pursuant to this plan which vest on December 31, 2012 (2009 – 5,791,165 PSUs were granted which vest on December 31, 2011) to varying degrees (0-150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company.

Continuity of long-term PSU plan	2010	2009

	Number of units	Number of units

Outstanding at January 1	5,520,158	–

Granted	3,768,840	5,791,165

Forfeited	(1,115,236)	(271,007)

Outstanding at December 31	8,173,762	5,520,158

To satisfy the Company's obligations to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market. During 2010, the Company purchased

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 29

4,482,681 common shares on the open market for $82 million. For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares, and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity and the Company is the primary beneficiary of the trust. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

During the year, the Company recorded stock-based compensation of $40 million (2009 – $17 million), including capitalized expense of $5 million (2009 – $2 million), relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

Subsequent to December 31, 2010, no long-term PSUs were granted and 47,156 were forfeited, with 8,126,606 outstanding at February 22, 2011. During this period, the Company funded the purchase of a further 368,000 common shares on the open market for $8 million to settle the PSUs.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted. These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved. Based on the Company's performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company's obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million in 2008. These shares were released from trust when the PSUs vested in 2010.

During the year, the Company recorded stock-based compensation recovery of $3 million (2009 – $43 million expense; 2008 – $20 million expense) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. At December 31, 2010, there were 330,448 (2009 – 396,550) units outstanding. The mark-to-market liability of $7 million (2009 – $8 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $nil (2009 – $4 million) related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At December 31, 2010, there were 462,133 (2009 – 342,730) units outstanding (including dividend equivalent RSUs). The mark-to-market liability of $5 million (2009 – $3 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Stock-Based Compensation

For the year ended December 31, 2010, the Company recorded stock-based compensation expense of $201 million (2009 – $290 million expense; 2008 – $73 million recovery) in respect of the plans described above as follows: stock options – $145 million expense (2009 – $207 million expense; 2008 – $92 million recovery), cash units – $22 million expense (2009 – $22 million expense; 2008 – $1 million recovery), 2008 PSU plan – $3 million recovery (2009 – $43 million expense; 2008 – $20 million expense), long-term PSU plan – $35 million expense (2009 – $15 million expense) and RSUs – $2 million expense (2009 – $3 million expense; 2008 – $nil).

30 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

During the year, the Company paid cash of $55 million (2009 – $52 million; 2008 – $211 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized stock-based compensation expense of $29 million (2009 – $42 million; 2008 – $6 million).

Of the combined mark-to-market liability for stock option, cash unit, DSU and RSU plans of $404 million (2009 – $307 million), $360 million (2009 – $280 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $44 million (2009 – $27 million) is included in other long-term obligations.

14. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	2010	2009	2008

Accumulated other comprehensive loss at beginning of year

Derivative financial instruments designated as cash flow hedges	–	1	(16)

Foreign currency translation adjustments	(590)	(273)	(173)

	(590)	(272)	(189)

Other comprehensive loss for the year

Derivative financial instruments designated as cash flow hedges

Unrealized gains (losses) arising during the year	14	39	(50)

Realized losses (gains) recognized in net income	(12)	(40)	67

Foreign currency translation adjustments	(625)	(317)	(100)

Transfer of accumulated foreign currency gain to net income (note 3)	(465)	–	–

	(1,088)	(318)	(83)

Accumulated other comprehensive loss at end of year

Derivative financial instruments designated as cash flow hedges	2	–	1

Foreign currency translation adjustments	(1,680)	(590)	(273)

	(1,678)	(590)	(272)

15. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2010 are composed of cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable (excluding the fair value of derivative contracts), bank indebtedness, and accounts payable and accrued liabilities (excluding the fair value of derivative contracts) approximate their carrying values due to the short-term maturity of those instruments. The note receivable is classified as a held-for-trading financial instrument and presented at fair value calculated using discounted cash flows, and the Black-Scholes model is used to value the conversion feature. Unobservable inputs utilized to determine the fair value of the note receivable include the weighted average cost of capital and volatility of the common shares of the counterparty.

Borrowings under bank credit facilities are short-term in nature and are market rate based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 31

value of Talisman's gross long-term debt at December 31 was $4.6 billion (2009 – $4 billion), while the carrying value was $4.2 billion (2009 – $3.8 billion).

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company's non-performance risk is determined based on third party quotes for debt instruments with maturity dates that are similar, or in close approximation to, the maturity dates of the corresponding financial instrument. The Company's liabilities have decreased by $2 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
level 2 – inputs other than quoted prices included within level that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications.

•
level 3 – inputs that are less observable, unavailable or where the observable data do not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability; for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

32 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the Company's material assets and liabilities measured at fair value for each hierarchy level as at December 31, 2010:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value

Assets

Interest rate swaps	–	37	–	37

Cross currency swaps	–	46	–	46

Commodity collars	–	48	–	48

Commodity swaps	–	11	–	11

Note receivable	–	–	41	41

	–	142	41	183

Liabilities

Commodity collars	–	105	–	105

Commodity swaps	–	11	–	11

	–	116	–	116

The following table sets forth a reconciliation of changes in the fair value of the assets classified as level 3 in the fair value hierarchy:

	2010	2009

Balance at January 1	43	31

Realized and unrealized gains (losses)	(2)	12

Balance at December 31	41	43

Risk Management Assets, Liabilities, Gains and Losses

Derivative Instrument	Balance Sheet Caption	2010	2009

Assets

Interest rate swaps	Accounts receivable	13	13

Interest rate swaps	Other assets	24	14

Cross currency swaps	Accounts receivable	46	–

Cross currency swaps	Other assets	–	28

Commodity contracts	Accounts receivable	59	17

Risk management assets		142	72

Liabilities

Cross currency swaps	Accounts payable and accrued liabilities	–	1

Commodity contracts	Accounts payable and accrued liabilities	116	275

Commodity contracts	Other long-term obligations	–	7

Risk management liabilities		116	283

During the year, the Company recorded a gain of $102 million (2009 – $412 million loss; 2008 – $1,664 million gain) in respect of the note receivable, the fixed-to-floating interest rate swap and commodity derivative instruments designated as held-for-trading financial instruments, including a realized loss of $176 million (2009 – $989 million gain; 2008 – $442 million gain), which is included in cash provided by operating activities.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 33

Currency Risk

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies. Effective from the first quarter of 2011, the Company will be reporting its financial results in US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At December 31, 2010, the Company had cross currency interest rate swap contracts that effectively swap the 4.44% C$350 million medium term notes repaid in January 2011 into US$304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive loss and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. For the year ended December 31, 2010, the net decrease in other comprehensive loss resulting from these contracts was $2 million. The changes in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. Since the hedge was effective, the net effect of these entries had no impact on net income.

In order to reduce Talisman's exposure to exchange rate fluctuations, the Company has designated loans denominated in the foreign currencies of its self-sustaining operations as effective net investment hedges. For the year ended December 31, 2010, gains of $22 million have been included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt.

In respect of financial instruments existing at December 31, 2010, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $7 million in net income and $3 million in other comprehensive loss in the year ended December 31, 2010. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2010, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the year ended December 31, 2010, the fair value of the fixed-to-floating interest rate swaps increased by $10 million. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In respect of financial instruments existing at December 31, 2010, a 1% increase in interest rates would have $nil impact on net income and $nil impact on other comprehensive loss in the year ended December 31, 2010. This result was achieved because the impact that a 1% increase in interest rates has on cash and cash equivalents and the note receivable was offset with the impact that a 1% increase in interest rates has on the Company's interest rate swap. These items may not offset in future periods.

34 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be sought from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2010 included $223 million of letters of credit.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2010, approximately 87% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Derivative counterparty exposure within accounts receivable increased during 2010 due principally to the increase in the fair value of natural gas commodity derivatives entered into during 2010 resulting from the reduction in the gas price. The Company diversifies its derivative counterparty exposure.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2014, with $357 million maturing in 2011.

At December 31, 2010, the Company had not drawn against its available $4 billion of bank lines of credit, $3.85 billion of which is committed through 2014. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Except for derivatives that mature as noted below, long-term debt that matures as outlined in note 10 and other long-term obligations detailed in note 11, all of the Company's financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During 2010 and 2009, no gains or losses arose as a result of commodity derivative instruments designated as hedges, all such hedges having expired, and, consequently, there was no impact on recorded sales. In 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $28 million.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 35

The Company had the following commodity price derivative contracts not designated as hedges outstanding at December 31, 2010:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value

ICE index	Jan-Mar 2011	17,824	6.45	(6)

ICE index	Apr-Jun 2011	16,886	5.89	(5)

				(11)

Fixed price swaps	Term	mcf/d	US$/mcf	Fair value

NYMEX index	Jan-Dec 2011	23,734	6.12	11

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value

Dated Brent oil index	Jan-Jun 2011	20,000	80.00/92.41	(18)

Dated Brent oil index	Jan-Dec 2011	21,000	80.00/91.27	(49)

Dated Brent oil index	Jan-Dec 2011	20,000	84.00/97.57	(20)

WTI	Jan-Dec 2011	9,000	80.00/92.00	(18)

				(105)

Two-way collars	Term	mcf/d	Floor/ceiling US$/mcf	Fair value

NYMEX index	Jan-Jun 2011	95,000	5.27/6.66	12

NYMEX index	Jan-Dec 2011	71,200	6.14/6.59	36

				48

36 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2010, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $13 million for the year ended December 31, 2010. A similar decrease in commodity prices would result in an increase in net income of approximately $15 million for the year ended December 31, 2010. However, net income would also be impacted by the effect of the change in the commodity price on underlying transactions and taxes.

16. Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff's appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff's proposed third amended complaint. On April 15, 2010, the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal. On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs' appeal request. Accordingly, the action has now been resolved in the Company's favour.

Estimated Future Minimum Commitments1

During the year, Talisman incurred rental expense of $593 million (2009 – $782 million; 2008 – $768 million) in respect of its operating leases.

The Company's estimated future commitments at December 31, 2010 for 2011 and beyond are as follows:

	2011	2012	2013	2014	2015	Subsequent to 2015	Total

Office leases	43	36	35	35	12	43	204

Vessel leases	251	102	96	87	87	12	635

Transportation and processing commitments[2]	158	150	127	116	111	679	1,341

Minimum work commitments	442	230	117	57	20	–	866

Abandonment obligations	18	23	30	25	161	4,219	4,476

Other service contracts[3]	525	172	49	48	42	17	853

Total	1,437	713	454	368	433	4,970	8,375

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2010 exchange rate.

2
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

3
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2010.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 37

Talisman's estimated total undiscounted future ARO at December 31, 2010 was $4.5 billion (2009 – $4.5 billion), approximately 65% of which relates to Talisman's UK operations. At December 31, 2010, Talisman had accrued $2.3 billion (2009 – $2.1 billion) of this liability. The Company had provided letters of credit at January 1, 2011 in an amount of $1.3 billion, of which $814 million were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has approximately $218 million of abandonment letters of credit in place from January 1, 2011 until December 31, 2011 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 11, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments. The Company had the following physical commodity contracts outstanding at December 31, 2010:

	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2011	3,671	2.98

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's share of natural gas production from the Corridor block in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under an amended agreement with Caltex, natural gas sales are at a price equal to 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. The minimum volume commitment under this contract is approximately 388 bcf over the remaining 11-year life of the contract. Under the agreement with Singapore Power, natural gas sales to Singapore from Corridor are referenced to a price formula which is based on the quoted spot price of fuel oil in Singapore. The minimum volume commitment is approximately 240 bcf over the remaining 13-year life of the contract. Under the agreement with PGN, natural gas sales from Corridor to PGN for their markets in West Java are at a fixed price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 668 bcf over the remaining 13-year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia/Vietnam which is currently scheduled to end in 2018. In the event these delivery requirements are not met on a daily basis within a contract year, volumes delivered in the subsequent contract year equivalent to such unmet delivery requirements are subject to a 25% price discount.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

38 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

17. Other Revenue

Years ended December 31	2010	2009	2008

Pipeline and custom treating tariffs[1]	77	85	90

Investment income	11	11	14

Marketing income	22	19	8

Total	110	115	112

1
$nil (2009 – $13 million; 2008 – $38 million) has been reclassified to income from discontinued operations.

18. Other Expenses, Net

Years ended December 31	2010	2009	2008

Net gain on asset disposals	(59)	(37)	(66)

Foreign exchange loss (gain)	92	(15)	(165)

Property impairments (note 8)	118	70	4

Restructuring[2]	–	18	–

Inventory writedown	7	15	1

Bad debt expense (recovery)	–	(18)	18

Miscellaneous interest	24	18	1

Other[1]	12	(4)	28

Total	194	47	(179)

1
$3 million (2009 – $4 million; 2008 – $7 million) has been reclassified to income from discontinued operations.

2
Relates to charges incurred in connection with the reorganization of the Company's North America operations, which was completed in 2009.

19. Taxes

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

Years ended December 31	2010	2009	2008

Current income tax (recovery)

North America	9	182	(148)

UK	336	189	756

Scandinavia	324	51	243

Southeast Asia	306	243	353

Other	57	66	78

	1,032	731	1,282

Future income tax (recovery)

North America	(161)	(451)	494

UK	(15)	(109)	(194)

Scandinavia	(64)	6	(85)

Southeast Asia	(16)	(100)	(27)

Other	(16)	(24)	(23)

	(272)	(678)	165

Total[1]	760	53	1,447

1
$(77) million (2009 – $146 million; 2008 – $267 million) has been reclassified to income from discontinued operations.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 39

The components of the net future tax liability at December 31 are as follows:

	2010	2009

Future tax liabilities

Property, plant and equipment	5,086	4,689

Other	262	186

	5,348	4,875

Future tax assets

Asset retirement obligations	1,133	1,070

Other	411	258

	1,544	1,328

Net future tax liability[1]	3,804	3,547

1
$nil (2009 – $128 million) has been reclassified to liabilities of discontinued operations.

The net future tax liability at December 31 is presented in the balance sheet as follows:

	2010	2009

Future tax liabilities	3,974	3,667

Future tax assets	(170)	(120)

	3,804	3,547

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 28.26% for the year ended December 31, 2010 (2009 – 29.26%; 2008 – 29.79%) to income from continuing operations as follows:

Years ended December 31	2010	2009	2008

Income (loss) from continuing operations before taxes	1,299	(497)	4,502

Statutory income tax rate	28.26%	29.26%	29.79%

Income taxes calculated at the Canadian statutory rate	367	(145)	1,341

Increase (decrease) in income taxes resulting from:

Non-taxable expense (income)	(177)	21	(51)

Tax on items not included in income from continuing operations	130	60	(81)

Deductible PRT expense	(57)	(51)	(81)

Difference between future and statutory tax rates	13	45	(85)

Higher foreign tax rates	484	179	523

Uplift tax benefit	(74)	(70)	(53)

Stock-based compensation	84	–	–

Unrecognized tax benefit	30	8	–

Other	(40)	6	(66)

Income taxes	760	53	1,447

At December 31, 2010, Talisman had unused non-capital tax losses of $1 billion (2009 – $428 million; 2008 – $102 million). The majority of these losses arose in the US and expire between 2028 and 2030.

40 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Changes in the Company's unrecognized tax benefit are as follows:

	2010	2009

Unrecognized tax benefit at January 1	33	67

Increases due to prior period tax positions	30	14

Decreases due to prior period tax positions	–	(55)

Increases due to settlement with taxation authorities	–	8

Decreases due to settlements with taxation authorities	(14)	(1)

Unrecognized tax benefit at December 31	49	33

Talisman's entire unrecognized tax benefit as at December 31, 2010 and December 31, 2009, if recognized, would affect the Company's effective tax rate.

Of the decreases due to prior period tax positions of $55 million in 2009, $49 million was the result of the Company conceding a tax position as a result of an unfavourable court decision involving another taxpayer in a similar transaction.

No significant change in the total unrecognized tax benefit is expected in 2011.

The total amount of interest and penalties included in income tax expense during the year ended December 31, 2010 was $2 million (2009 – $1 million; 2008 – $2 million). The total amount of accrued interest and penalties was $2 million at December 31, 2010 (2009 – $nil).

Talisman's open tax years by jurisdiction are as follows:

Jurisdiction	Tax years subject to examination

Canada	1987 and later

US	2005 and later

UK	2005 and later

Norway	2003 and later

Malaysia	2004 and later

Indonesia	2005 and later

Vietnam	2005 and later

As a matter of course, Talisman is audited regularly by federal and foreign taxing authorities, but does not anticipate adjustments arising from these audits that would materially affect its financial position, results of operations or cash flows.

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $127 million (2009 – $65 million; 2008 – $83 million) and future tax expense of $4 million (2009 – $43 million; 2008 – $93 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 41

20. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2010	2009	2008

Depreciation, depletion and amortization	2,164	2,360	2,606

Dry hole	123	539	442

Net gain on asset disposals	(59)	(37)	(66)

Stock-based compensation expense (recovery)	146	238	(284)

Future income taxes and deferred PRT (recovery)	(268)	(635)	257

Unrealized (gains) losses on held-for-trading financial instruments	(278)	1,401	(1,222)

Other	248	67	90

	2,076	3,933	1,823

Changes in Non-Cash Operating Working Capital

Years ended December 31	2010	2009	2008

Accounts receivable	(20)	(71)	3

Inventories	(15)	(17)	(43)

Prepaid expenses	(11)	3	(5)

Asset retirement obligations expenditures	(18)	(33)	(57)

Accounts payable and accrued liabilities	302	(117)	(11)

Income and other taxes payable	164	(127)	104

Net source (use) of cash	402	(362)	(9)

Other Cash Flow Information

Years ended December 31	2010	2009	2008

Cash interest paid (net of capitalized interest)	182	215	162

Cash income taxes paid	882	920	1,385

21. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $1.6 billion, arising largely from the disposition of assets described in note 3, $440 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months. At December 31, 2010, $63 million was held in escrow in connection with the December 2010 Eagle Ford transaction described in note 4.

22. Weighted Average Number of Common Shares Outstanding – Basic and Diluted

(millions)	2010	2009	2008

Weighted average number of common shares outstanding – basic	1,018	1,015	1,017

Dilution effect of stock options	19	–	17

Weighted average number of common shares outstanding – diluted	1,037	1,015	1,034

Outstanding stock options are the only instruments that are dilutive to net income per share.

42 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

In 2010, 28,301,853 (2008 – 26,985,720) stock options that were anti-dilutive were excluded from the computation of diluted net income per share. As a result of the loss from continuing operations, the effect of outstanding stock options on per share amounts was anti-dilutive in 2009.

23. Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering most employees. The Company also provides non-pension post-retirement benefits to some of its retirees.

Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 55% of the accrued benefit obligation at December 31, 2010, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have increased annually by approximately one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries on the defined benefit pension plans for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuations of the Canadian registered defined benefit pension plans for funding purposes was at December 31, 2009, with the next valuations at December 31, 2012. The most recent actuarial valuation of the UK pension scheme for funding purposes was at March 31, 2009, with the next valuation at March 31, 2012.

Actuarial Assumptions

The following significant actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations for the defined benefit pension plans:

	2010	2009	2008

Accrued benefit obligation

Discount rate (%)	5.2	5.8	6.5

Rate of compensation increase (%)	4.8	4.9	4.6

Benefit expense

Discount rate (%)	5.8	6.5	5.5

Expected long-term rate of return on plan assets (%)	6.1	5.8	6.6

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2036	2036	2036

The discount rate assumptions used to determine pension and non-pension post-retirement benefits obligations and expense reflect the prevailing rates available on high-quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

Investment Policies

The Canadian registered defined benefit pension plans' investment policy provides a framework for managing the plan assets, without undue risk of capital loss and with a reasonable expectation of a rate of return or appreciation in value. Investment managers must manage the plan assets to reasonably track the return of the appropriate index. Equity investments are passively managed to replicate the S&P/TSX Index, the S&P 500 Index and the MSCI EAFE Index. Foreign equity investments

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 43

are hedged to the Canadian dollar. Investments in bonds and debentures are managed passively to replicate the DEX Long Term Bond Index and are limited to those meeting minimum credit ratings.

The UK pension scheme's investment policy is designed to spread risks across a range of different sources. This is achieved through asset diversification so as to limit the impact of any single risk. Asset classes considered for the UK pension scheme's investments are UK government and corporate bonds, UK equities and international equities. Plan assets are actively managed, with investment managers maintaining the target asset allocation, described below, within a 5% tolerance range.

Plan Assets

The approximate target allocation percentage for the Canadian registered defined benefit pension plans that account for 31% of total plan assets is 50% equities and 50% bonds. The approximate target allocation for the UK pension scheme that accounts for 57% of total plan assets is 45% UK equities, 35% international equities and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through equity pooled funds.

The allocation of defined benefit pension plan assets (excluding assets held in refundable tax accounts for the Canadian non-registered defined benefit pension plans) is as follows:

	2010	2009	2008

Equity securities (%)	64	60	58

Fixed income (%)	30	32	32

Cash (%)	4	6	8

Real estate (%)	2	2	2

	100	100	100

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 15 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit pension plan assets (excluding assets held in refundable tax accounts for the Canadian non-registered defined benefit pension plans) at December 31, 2010 by asset category are as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	9	–	–	9

Pooled Funds:

Canadian companies	–	8	–	8

US companies	–	40	–	40

International companies	–	110	–	110

Corporate bonds	–	74	–	74

International government securities	–	9	–	9

Real estate	–	–	5	5

	9	241	5	255

44 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Net Benefit Expense

The net benefit expense for the pension plans is as follows:

Years ended December 31	2010	2009	2008

Current service cost – defined benefit	24	20	22

Interest cost	18	16	15

Actual return on plan assets	(29)	(24)	37

Actuarial loss (gain) on accrued benefit obligation	29	42	(39)

Costs arising during the year	42	54	35

Differences between costs arising and recognized during the year

Return on plan assets	15	13	(52)

Actuarial loss (gain)	(16)	(35)	44

Prior service benefit	1	1	1

Amortization of net transitional item	–	(1)	(1)

Defined benefit plan expense	42	32	27

Defined contribution plan expense	13	14	13

Net benefit expense	55	46	40

The net benefit expense for the defined benefit pension plan is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(k).

The net benefit expense for non-pension post-retirement benefits for the year ended December 31, 2010 was $1 million (2009 – $1 million).

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 45

Obligation and Funded Status

Information about the defined benefit pension plans is as follows:

	2010		2009
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus[1]	Deficit[1]	Surplus[1]	Deficit[1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	60	238	54	189

Transition of plans from a deficit to a surplus position	126	(126)	–	–

Current service cost	15	9	–	20

Interest cost	12	6	4	12

Actuarial loss	13	16	6	36

Plan participants' contributions	1	–	–	2

Benefits paid	(6)	(5)	(4)	(14)

Foreign currency translation	(13)	(2)	–	(7)

Other	–	1	–	–

Accrued benefit obligation, end of year	208	137	60	238

Plan assets

Fair value of plan assets, beginning of year	65	153	59	99

Transition of plans from a deficit to a surplus position	117	(117)	–	–

Actual return on plan assets	27	2	9	15

Employer contributions	19	12	1	59

Plan participants' contributions	1	–	–	2

Benefits paid	(6)	(5)	(4)	(14)

Expenses	–	(1)	–	(3)

Foreign currency translation	(11)	(1)	–	(5)

Fair value of plan assets, end of year	212	43	65	153

Funded status – surplus (deficit)[2]	4	(94)	5	(85)

Unamortized net actuarial loss	49	39	24	62

Unamortized prior service cost	3	1	–	5

Unamortized net transitional item	–	1	–	1

Net accrued benefit asset (liability)	56	(53)	29	(17)

1
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

2
The deficit is secured by letters of credit in the amount of $102 million (2009 – $60 million).

The projected future benefit payments for the defined benefit pension plans are as follows:

2011	2012	2013	2014	2015	2016-2020

12	12	12	13	14	87

During 2011, the Company expects to make contributions of $30 million to its defined benefit pension plans.

46 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2010, the accrued benefit obligation for non-pension post-retirement benefits was $11 million (2009 – $11 million). Non-pension post-retirement benefits include medical, dental and life insurance benefits for current and future retirees. The effect of a 1% change in the assumed health care cost trend rates on the accrued benefit obligation and the net benefit expense would be immaterial.

24. Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas. Effective January 1, 2011, the composition of the Company's segments has changed such that the activities in the UK and Scandinavia will be reported as a single 'North Sea' segment since, in management's judgment, the assets in those locations now share similar economic characteristics. Prior periods will be restated accordingly in the first interim filing subsequent to the change.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 47

	North America[1]			UK			Scandinavia
(millions of C$)	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue

Gross sales	1,650	1,394	2,630	2,239	2,188	3,458	1,393	986	1,192

Hedging loss	–	–	–	–	–	(28)	–	–	–

Royalties	188	156	429	7	5	13	–	–	–

Net sales	1,462	1,238	2,201	2,232	2,183	3,417	1,393	986	1,192

Other	88	93	84	18	19	25	3	3	3

Total revenue	1,550	1,331	2,285	2,250	2,202	3,442	1,396	989	1,195

Segmented expenses

Operating	424	403	389	824	878	942	304	285	276

Transportation	61	59	68	34	46	49	64	54	35

DD&A	764	748	768	582	781	1,144	471	406	416

Dry hole expense (recovery)	(4)	134	219	62	30	93	11	69	90

Exploration	40	84	165	16	18	54	32	22	50

Other	(5)	(21)	(86)	(14)	72	23	105	(5)	15

Total segmented expenses	1,280	1,407	1,523	1,504	1,825	2,305	987	831	882

Segmented income (loss) before taxes	270	(76)	762	746	377	1,137	409	158	313

Non-segmented expenses

General and administrative

Interest on long-term debt

Stock-based compensation (recovery)

Currency translation

(Gain) loss on held-for-trading financial instruments

Total non-segmented expenses

Income (loss) from continuing operations before taxes

Capital expenditure

Exploration	285	1,189	1,320	96	149	188	89	157	165

Development	1,506	264	542	507	531	545	501	528	660

Midstream	3	26	41	–	–	–	–	–	–

Exploration and development	1,794	1,479	1,903	603	680	733	590	685	825

Property acquisitions

Proceeds on dispositions

Other non-segmented

Net capital expenditures

Property, plant and equipment	7,721	6,155	6,041	4,347	4,549	4,738	2,668	2,040	1,745

Goodwill	140	149	150	265	289	306	597	628	602

Other	1,546	594	792	540	386	253	376	226	154

Discontinued operations	–	2,585	3,316	–	–	165	–	–	93

Segmented assets	9,407	9,483	10,299	5,152	5,224	5,462	3,641	2,894	2,594

Non-segmented assets

Total assets

1	North America	2010	2009	2008

	Canada	1,231	1,210	2,058

	US	319	121	227

	Total revenue	1,550	1,331	2,285

	Canada	4,991	4,993	5,240

	US	2,730	1,162	801

	Property, plant and equipment	7,721	6,155	6,041

48 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

	Southeast Asia[2]			Other[3]			Total
(millions of C$)	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue

Gross sales	2,379	1,995	2,479	415	448	510	8,076	7,011	10,269

Hedging loss	–	–	–	–	–	–	–	–	(28)

Royalties	858	675	1,066	221	229	291	1,274	1,065	1,799

Net sales	1,521	1,320	1,413	194	219	219	6,802	5,946	8,442

Other	1	–	–	–	–	–	110	115	112

Total revenue	1,522	1,320	1,413	194	219	219	6,912	6,061	8,554

Segmented expenses

Operating	288	255	195	27	40	20	1,867	1,861	1,822

Transportation	61	55	48	7	8	7	227	222	207

DD&A	318	382	254	29	43	24	2,164	2,360	2,606

Dry hole expense (recovery)	31	253	13	23	53	27	123	539	442

Exploration	118	75	84	178	102	76	384	301	429

Other	21	9	29	(5)	7	5	102	62	(14)

Total segmented expenses	837	1,029	623	259	253	159	4,867	5,345	5,492

Segmented income (loss) before taxes	685	291	790	(65)	(34)	60	2,045	716	3,062

Non-segmented expenses

General and administrative							392	334	294

Interest on long-term debt							163	192	168

Stock-based compensation (recovery)							201	290	(73)

Currency translation							92	(15)	(165)

(Gain) loss on held-for-trading financial instruments							(102)	412	(1,664)

Total non-segmented expenses							746	1,213	(1,440)

Income (loss) from continuing operations before taxes							1,299	(497)	4,502

Capital expenditure

Exploration	242	233	318	285	217	149	997	1,945	2,140

Development	324	444	459	97	46	8	2,935	1,813	2,214

Midstream	–	–	–	–	–	–	3	26	41

Exploration and development	566	677	777	382	263	157	3,935	3,784	4,395

Property acquisitions							1,562	438	452

Proceeds on dispositions							(393)	(323)	(100)

Other non-segmented							80	47	64

Net capital expenditures							5,184	3,946	4,811

Property, plant and equipment	3,076	2,864	2,984	992	823	814	18,804	16,431	16,322

Goodwill	148	110	129	–	–	–	1,150	1,176	1,187

Other	622	427	304	163	156	128	3,247	1,789	1,631

Discontinued operations	–	–	–	–	40	290	–	2,625	3,864

Segmented assets	3,846	3,401	3,417	1,155	1,019	1,232	23,201	22,021	23,004

Non-segmented assets							992	1,597	1,271

Total assets							24,193	23,618	24,275

2	Southeast Asia	2010	2009	2008

	Indonesia	865	693	863

	Malaysia	496	400	424

	Vietnam	53	101	33

	Australia	108	126	93

	Total revenue	1,522	1,320	1,413

	Indonesia	1,081	906	990

	Malaysia	1,067	1,171	1,291

	Vietnam	278	241	456

	Papua New Guinea	426	337	–

	Australia	224	209	247

	Property, plant and equipment	3,076	2,864	2,984

3	Other	2010	2009	2008

	Algeria	194	219	219

	Total revenue	194	219	219

	Algeria	249	193	221

	Kurdistan	595	512	529

	Other	148	118	64

	Property, plant and equipment	992	823	814

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 49

25. Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below. Comparative US GAAP amounts have been restated as a result of the restatement of comparative Canadian GAAP amounts for operations classified as discontinued in 2010 (see note 3).

Balance Sheet Items in Accordance with US GAAP

		2010		2009
December 31 (millions of C$)	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

				(restated – see note 3)	(restated)
Current assets		3,208	3,208	3,154	3,154

Property, plant and equipment	1, 2, 3	18,804	18,907	16,431	16,577

Other non-current assets	4, 8, 9	2,181	2,130	4,033	3,985

Total assets		24,193	24,245	23,618	23,716

Current liabilities	8, 9	3,401	3,675	2,601	2,881

Long-term debt		3,824	3,824	3,770	3,770

Deferred income taxes	2	3,974	3,866	3,599	3,476

Other non-current liabilities	8, 9	2,515	2,572	2,537	2,645

Total liabilities		13,714	13,937	12,507	12,772

Shareholders' equity

Common shares		2,457	2,457	2,374	2,374

Contributed surplus	5	132	149	153	170

Retained earnings	1-5, 8, 9	9,568	8,948	9,174	9,044

Accumulated other comprehensive loss	8, 10	(1,678)	(1,246)	(590)	(644)

Total liabilities and shareholders' equity		24,193	24,245	23,618	23,716

50 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2010	2009	2008

			(restated – see note 3)	(restated – see note 3)
Net income – Canadian GAAP		648	437	3,519

Depreciation, depletion and amortization	1, 2, 3	(15)	(16)	(19)

(Loss) gain on derivative instruments	4	23	(2)	39

Deferred income taxes	2	(15)	44	(21)

Stock-based compensation	9	11	(163)	(5)

Interest on long-term debt	4	–	(3)	(3)

Loss on disposal of discontinued operations	2, 10	(494)	(25)	–

		(490)	(165)	(9)

Net income – US GAAP		158	272	3,510

Per common share amounts US GAAP (C$)

Basic

Income (loss) from continuing operations		0.40	(0.78)	2.82

Income (loss) from discontinued operations		(0.25)	1.05	0.63

Net income		0.15	0.27	3.45

Diluted

Income (loss) from continuing operations		0.40	(0.78)	2.78

Income (loss) from discontinued operations		(0.25)	1.05	0.62

Net income		0.15	0.25	3.40

Comprehensive Income (Loss) in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2010	2009	2008

Net income – US GAAP		158	272	3,510

Foreign currency translation adjustments		(604)	(317)	(100)

Employee benefits, net of tax	8	–	(21)	(3)

Change in fair value of cash flow hedges, net of tax		2	(1)	17

Other comprehensive loss – US GAAP		(602)	(339)	(86)

Comprehensive income (loss) – US GAAP		(444)	(67)	3,424

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 51

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2010	2009	2008

Operating

Cash provided by operating activities	6	3,076	3,298	5,725

Investing

Cash used in investing activities	6	(3,350)	(1,566)	(4,545)

Financing

Cash provided by (used in) financing activities	7	275	12	(1,655)

Effect of translation on foreign currency cash and cash equivalents		(59)	(133)	32

Net increase (decrease) in cash and cash equivalents		(58)	1,611	(443)

Cash and cash equivalents, beginning of year	7	1,704	93	536

Cash and cash equivalents, end of year	7	1,646	1,704	93

GAAP Differences

25.1)    Gains on Property Exchanges:    In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP have created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

25.2)    Income Taxes and DD&A Expense:    In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP. However, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in PP&E. As a result of the implementation method, further differences in DD&A expense and the net gain on dispositions of discontinued operations result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

25.3)    Impairments:    In 2004, the Company adopted a Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, PP&E must be assessed for potential impairments. Under US GAAP, and effective under Canadian GAAP in 2004, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

25.4)    Forward Foreign Exchange Contracts and Other Financial Instruments:    The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, the Company adopted a new US standard, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The standard requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

52 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheet at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004 and prior to January 1, 2007, management designated commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are recognized in other comprehensive loss with any ineffective portion recognized in net income. For fair value hedges, both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences arose after that date.

25.5)    Appropriation of Contributed Surplus:    In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

25.6)    Cash Provided by Operating Activities Presentation:    Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

25.7)    Cash and Cash Equivalents:    Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness is treated as a component of cash and cash equivalents.

25.8)    Employee Future Benefits:    In 2006, the Company adopted recognition and disclosure provisions of a new US standard, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. This standard requires the recognition of the net funded status of pension and other post-retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income (loss). Deferred actuarial losses, past service costs and the net transitional item are presented on the balance sheet in accumulated other comprehensive loss and charged to comprehensive income (loss). In order to record the difference between the funded positions of the plans and the carrying value under Canadian GAAP, other assets have decreased by $51 million (2009 – $25 million), other long-term liabilities have increased by $41 million (2009 – $67 million) and deferred tax assets have been reduced by $23 million (2009 – $23 million), with the balance of $69 million (2009 – $69 million) recorded in accumulated other comprehensive loss. Also under this standard, a company is required to measure defined benefit plan assets and obligations as of the balance sheet date; this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

Amounts in accumulated other comprehensive loss are as follows:

(millions of C$)	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Net transitional item	–	(1)	(1)

Past service costs	(3)	(1)	(4)

Net actuarial loss	(48)	(39)	(87)

Deferred taxes	13	10	23

Included in accumulated other comprehensive loss	(38)	(31)	(69)

The accumulated benefit obligation, which includes no allowance for future salary levels, was $263 million at December 31, 2010 (2009 – $233 million).

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows: net transitional asset of $nil, net actuarial losses of $8 million and past service costs of $1 million.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 53

Had the pension liability been recorded in accordance with US GAAP, current liabilities would increase by $4 million and other long-term liabilities would decrease by $4 million.

25.9)    Stock-Based Compensation:    Effective January 1, 2006, the Company adopted a new US standard, as amended, Share-Based Payments, subsequent to which its stock-based compensation plans are classified as liability instruments under US GAAP. Prior to 2006, there was no GAAP difference and stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under the new standard, as amended, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. A description of the Company's stock-based compensation plans is provided in note 13.

Under US GAAP, the Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2010	2009

Expected volatility	46%	47%

Risk free interest rate	2.4%	2.8%

Expected term (years)	4.9	5.0

Expected forfeiture rate	8.6%	8.1%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

For the year ended December 31, 2010, the total stock-based compensation expense under US GAAP was $190 million (2009 – $453 million expense; 2008 – $68 million recovery), of which $81 million (2009 – $105 million; 2008 – $20 million recovery) is allocated to operating expenses, $80 million (2009 – $188 million; 2008 – $43 million recovery) is allocated to general and administrative expenses and $29 million (2009 – $160 million; 2008 – $5 million recovery) is allocated to exploration expenses. The stock-based compensation expense net of tax was $138 million (2009 – $338 million; 2008 – $48 million recovery).

The total number of options and cash units expected to vest as at December 31, 2010 was 66.5 million, with a weighted average remaining contractual life of 6.4 years, a weighted average exercise price of $15.74 and an aggregate intrinsic value of $425 million.

54 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of unvested stock-based compensation activity:

	Stock Options	Average exercise price ($)	Cash Units	Average exercise price ($)

Unvested at December 31, 2008	34,742,032	18.90	6,227,221	19.39

Granted	12,023,390	13.37	1,403,650	13.23

Vested	(9,364,247)	19.31	(2,161,929)	19.50

Forfeited/expired	(1,737,426)	16.20	(197,707)	18.44

Unvested at December 31, 2009	35,663,749	17.06	5,271,235	17.63

Granted	7,743,117	17.42	1,170,920	17.38

Vested	(14,483,880)	18.83	(2,327,884)	19.72

Forfeited/expired	(1,754,121)	16.19	(182,209)	16.09

Unvested at December 31, 2010	27,168,865	16.28	3,932,062	16.33

At December 31, 2010, there was unrecognized compensation expense of $100 million (2009 – $143 million; 2008 – $54 million), which the Company expects to recognize over a weighted average period of 2.0 years (2009 – 2.2 years).

25.10)    Accumulated Other Comprehensive Loss:    Accumulated other comprehensive loss refers to revenues, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's accumulated other comprehensive loss is comprised of: (a) adjustments that result from translation of the Company's foreign entity financial statements from their functional currencies to US dollars and the translation of US dollars consolidated financial statements to the Company's presentation currency of C$; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) adjustments related to the funded status of the Company's benefit plans.

In 2010, Talisman completed the sale of oil and gas producing properties in North America (note 3). Under Canadian GAAP, the net investment in the Company's Canadian self-sustaining operations has been reduced as a result of these disposal transactions and a capital distribution to the parent from the subsidiary that held the assets sold and, accordingly, $465 million of non-taxable foreign exchange gains previously accumulated in other comprehensive loss were included in the carrying value of the assets used to determine the gain on disposal. US GAAP permits this accounting treatment only in the event of a complete or substantially complete liquidation of the investment in the foreign entity. Since the disposal of assets did not constitute a substantially complete liquidation of the net investment in the Company's Canadian self-sustaining operations, no foreign exchange gains were included in the carrying value of the assets to determine the gain on disposal for US GAAP reporting purposes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 55

The components of accumulated other comprehensive loss for the years ended December 31, 2010, 2009 and 2008 are as follows:

(millions of C$)	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total

Balance at December 31, 2007	(173)	(1)	(45)	(219)

Change in foreign currency translation adjustment	(100)	–	–	(100)

Change in fair value of derivatives (net of tax of $(13) million)	–	17	–	17

Employee benefits (net of tax of $1 million)	–	–	(3)	(3)

Balance at December 31, 2008	(273)	16	(48)	(305)

Change in foreign currency translation adjustment	(317)	–	–	(317)

Change in fair value of derivatives (net of tax of $1 million)	–	(1)	–	(1)

Employee benefits (net of tax of $7 million)	–	–	(21)	(21)

Balance at December 31, 2009	(590)	15	(69)	(644)

Change in foreign currency translation adjustment	(604)	–	–	(604)

Change in fair value of derivatives (net of tax of $1 million)	–	2	–	2

Employee benefits (net of tax of $nil)	–	–	–	–

Balance at December 31, 2010	(1,194)	17	(69)	(1,246)

25.11)    Additional Information:    The Company has a financing structure whereby subsidiaries have US$1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

US Accounting Pronouncements

Effective 2011, Talisman will be reporting under IFRS without reconciliation to US GAAP. Consequently, changes in US GAAP that would ordinarily have been applicable to the Company are not presented below.

a) Extractive Activities – Oil and Gas

In 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. In the fourth quarter of 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices. Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

b) Subsequent Events

In 2009, the FASB issued Subsequent Events. The new standard reflects the existing principles of current subsequent event accounting guidance. The adoption of this standard did not have a material impact on the Company's results or financial position.

c) Fair Value Measurement

In 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are

56 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This adoption of this amendment did not have a material impact on the Company's results or financial position.

In 2008, Talisman adopted Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Fair Value Measurements did not have a material impact on Talisman's results or financial position. The disclosure required by this standard is provided in note 15.

In 2009, the FASB issued recommendations, which amend Fair Value Measurements by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Talisman's results or financial position.

d) Derivative Instruments and Hedging Activities

In 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure required by this standard is provided in note 15.

e) Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. The adoption of the measurement provisions of this standard during 2008 did not have an impact on the Company's results or financial position.

In 2008, the FASB issued Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. The disclosure required by this standard is provided in note 23.

f) Business Combinations

In 2007, the FASB issued Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair values as of the acquisition date. In addition, the costs of acquisition must be expensed.

On January 1, 2009, Talisman adopted this standard prospectively, which did not materially impact the Company's results of operations or financial position.

g) Accounting Standards Codification

In 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative US GAAP. Since the codification was not intended to change existing US GAAP, its adoption did not have an impact on Talisman's consolidated financial statements prepared in accordance with US GAAP.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2010	2009	2008

Total revenue[1]	6,711	5,308	8,025

Net income	153	238	3,293

Net income per common share (US$/share)	0.15	0.23	3.24

Average exchange rate (US$/C$)	0.9709	0.8757	0.9381

1
Total revenue excludes the results of discontinued operations. Prior periods have been restated accordingly.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 57

Supplementary Oil and Gas Information

(unaudited)

The 2010 and 2009 supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB standard Extractive Activities – Oil & Gas. 2008 information was prepared in accordance with the predecessor standard SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production are excluded from all aspects of this supplementary oil and gas information. Comparable information prepared in accordance with Canadian disclosure requirements (National Instrument 51-101 of the Canadian Securities Administrators) is contained in Appendix A of Talisman's Annual Information Form.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 3 to the Consolidated Financial Statements for details.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31		North America[2]				Southeast Asia[5]
(millions of C$)		Canada	US	UK3	Scandinavia[4]	Indonesia	Other SEA	Other[6]	Total

2010
Net oil and gas revenue derived from proved reserves[1]		1,409	313	2,232	1,393	878	643	200	7,068

Less:	Production costs	433	61	817	304	130	158	27	1,930

	Transportation	50	11	34	64	61	–	7	227

	Exploration and dry hole expense	34	2	78	43	57	92	201	507

	Depreciation, depletion and amortization	615	223	581	537	59	256	28	2,299

	Tax expense	71	6	406	347	271	102	17	1,220

Results of operations		206	10	316	98	300	35	(80)	885

2009
Net oil and gas revenue derived from proved reserves[1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

		North America[2]		UK3	Scandinavia[4]	Southeast Asia[5]		Other[6]	Total

2008
Net oil and gas revenue derived from proved reserves[1]		3,272		3,548	1,235		1,413	418	9,886

Less:	Production costs	594		1,009	280		195	34	2,112

	Transportation	68		52	35		48	9	212

	Exploration and dry hole expense	444		148	141		87	117	937

	Depreciation, depletion and amortization	1,079		1,150	477		251	61	3,018

	Tax expense	270		658	224		392	115	1,659

Results of operations		817		531	78		440	82	1,948

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
North America includes operations in Canada and the US.

3
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

4
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

5
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

6
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

58 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Capitalized Costs Relating to Oil and Gas Activities

Years ended December 31		North America[1]				Southeast Asia[4]
(millions of C$)		Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2010
Proved properties		6,072	2,262	8,586	3,640	1,328	2,776	460	25,124

Unproved properties		727	1,210	352	868	189	610	674	4,630

Incomplete wells and facilities		23	9	28	16	44	–	58	178

		6,822	3,481	8,966	4,524	1,561	3,386	1,192	29,932

Less:	Accumulated depreciation, depletion and amortization	2,391	761	4,615	1,852	523	1,352	204	11,698

Net capitalized costs		4,431	2,720	4,351	2,672	1,038	2,034	988	18,234

2009
Proved properties		10,933	1,351	8,603	3,313	1,275	2,635	410	28,520

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		11,819	1,771	9,047	3,456	1,347	3,181	1,040	31,661

Less:	Accumulated depreciation, depletion and amortization	4,891	608	4,498	1,414	488	1,176	203	13,278

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

		North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008
Proved properties			13,390	8,559	2,638		3,934	731	29,252

Unproved properties		774		569	227		522	650	2,742

Incomplete wells and facilities		218		23	8		71	42	362

			14,382	9,151	2,873		4,527	1,423	32,356

Less:	Accumulated depreciation, depletion and amortization		5,947	4,329	1,064		1,548	351	13,239

Net capitalized costs		8,435		4,822	1,809		2,979	1,072	19,117

1
North America includes operations in Canada and the US.

2
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 59

Costs Incurred in Oil and Gas Activities

Years ended December 31	North America[1]				Southeast Asia[4]
(millions of C$)	Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2010
Property acquisition costs
Proved	5	127	–	–	122	–	–	254

Unproved	3	1,061	–	762	55	49	84	2,014

Exploration costs	186	19	96	89	73	167	260	890

Development costs	617	935	511	502	89	242	102	2,998

Asset retirement costs	54	(8)	151	(31)	6	10	5	187

Total costs incurred	865	2,134	758	1,322	345	468	451	6,343

2009
Property acquisition costs
Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Asset retirement costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

	North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008
Property acquisition costs
Proved	71		–	–		–	–	71

Unproved	833		–	–		6	430	1,269

Exploration costs	770		188	165		303	159	1,585

Development costs	965		576	720		452	33	2,746

Asset retirement costs	45		48	3		9	1	106

Total costs incurred	2,684		812	888		770	623	5,777

1
North America includes operations in Canada and the US.

2
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

60 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 61

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2010	2009	2008

Oil & liquids ($/bbl)

Canada (North America)[1]	64.49	55.74	37.11

US	59.74	–	–

UK	81.82	69.28	45.74

Scandinavia	81.03	68.62	44.64

Indonesia[2]	81.55	70.32	–

Southeast Asia	78.57	68.55	38.98

Other	80.92	68.26	46.06

Total	78.52	66.56	42.31

Natural gas ($/mcf)

Canada (North America)[2]	4.20	4.06	6.94

US	4.79	4.54	–

UK	4.74	4.23	10.36

Scandinavia	5.13	5.97	9.69

Indonesia[2]	6.85	5.50	–

Southeast Asia	5.85	5.11	3.47

Other	–	7.30	1.72

Total	5.41	4.74	5.36

1
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2
Prices for Canada and the US are reported as North America and prices for Indonesia are reported as Southeast Asia in 2008.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2010	2009	2008

WTI (US$/bbl)	79.42	61.18	44.60

Dated Brent (US$/bbl)	79.02	59.91	36.55

HH gas (US$/mmbtu)	4.37	3.82	5.71

AECO-C (C$/GJ)	3.82	3.58	6.02

US$/C$	0.9652	0.8687	0.8166

C$/UK£	1.6048	1.7907	1.7896

62 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Discounted Future Net Cash Flows from Proved Reserves

	North America				Southeast Asia
Years ended December 31 (millions of C$)	Canada	US	UK	Scandinavia	Indonesia	Other SEA[2]	Other	Total

2010

Future cash inflows[1]	10,388	6,246	21,708	4,715	9,958	3,279	1,532	57,826

Future costs

Transportation	(395)	(195)	(412)	(172)	(823)	–	(50)	(2,047)

Production	(3,938)	(1,050)	(11,434)	(2,199)	(1,143)	(1,184)	(278)	(21,226)

Development and site restoration	(1,759)	(1,335)	(5,150)	(883)	(860)	(491)	(126)	(10,604)

Future costs	(6,092)	(2,580)	(16,996)	(3,254)	(2,826)	(1,675)	(454)	(33,877)

Future inflows before income taxes	4,296	3,666	4,712	1,461	7,132	1,604	1,078	23,949

Future income & production revenue taxes	(1,039)	(452)	(2,888)	(47)	(2,947)	(341)	(359)	(8,073)

Net cash flows	3,257	3,214	1,824	1,414	4,185	1,263	719	15,876

Less 10% annual discount for estimated timing of cash flows	(1,302)	(1,647)	(19)	(210)	(1,770)	(230)	(226)	(5,404)

Discounted cash flows[3]	1,955	1,567	1,805	1,204	2,415	1,033	493	10,472

2009

Future cash inflows[1]	13,357	2,581	18,534	4,390	8,322	3,231	1,456	51,871

Future costs

Transportation	(473)	(9)	(370)	(100)	(837)	–	(61)	(1,850)

Production	(5,102)	(563)	(11,547)	(2,138)	(1,230)	(1,211)	(354)	(22,145)

Development and site restoration	(2,340)	(725)	(5,487)	(1,090)	(658)	(767)	(229)	(11,296)

Future costs	(7,915)	(1,297)	(17,404)	(3,328)	(2,725)	(1,978)	(644)	(35,291)

Future inflows before income taxes	5,442	1,284	1,130	1,062	5,597	1,253	812	16,580

Future income & production revenue taxes	(1,005)	–	(511)	315	(2,314)	(153)	(276)	(3,944)

Net cash flows	4,437	1,284	619	1,377	3,283	1,100	536	12,636

Less 10% annual discount for estimated timing of cash flows	(1,923)	(840)	434	(254)	(1,439)	(225)	(199)	(4,446)

Discounted cash flows[3]	2,514	444	1,053	1,123	1,844	875	337	8,190

	North America[2]	UK	Scandinavia	Southeast Asia[2]	Other	Total

2008

Future cash inflows[1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income & production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows[3]	4,328	484	863	1,157	285	7,117

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
North America includes Canada and the US in 2008. Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia in 2008. Other Southeast Asia includes Malaysia, Vietnam and Australia in 2009 and 2010.

3
2009 and 2010 future net cash flows have been prepared using 12-month average prices. 2008 future net cash flows were determined using single-day December 31 prices.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 63

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2010	2009	2008

Sales of oil and gas produced net of production costs	(4,834)	(4,280)	(7,562)

Net change in prices	4,635	4,901	(15,881)

Net change in transportation costs	(203)	223	(73)

Net changes in production costs	402	(706)	(1,049)

Net changes in future development and site restoration costs	(28)	(710)	(842)

Development costs incurred during year	1,651	1,677	2,066

Extensions, discoveries and improved recovery	2,049	1,062	708

Revisions of previous reserves estimates	700	406	(141)

Net purchases	194	17	33

Net sales of reserves in place	(919)	(807)	(371)

Accretion of discount	1,132	832	2,839

Net change in taxes	(2,526)	(1,460)	9,930

Other	29	(82)	682

Net change	2,282	1,073	(9,661)

64 TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS

Continuity of Net Proved Reserves1

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2007	123.9	–	385.3	67.2	13.6	30.1	27.6	647.7

Discoveries, additions and extensions	12.1	–	15.0	8.3	–	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.6)	–	–	–	(19.4)

Net revisions and transfers	7.4	–	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)

2008 Production	(11.9)	–	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	18.9	447.6

Proved developed

December 31, 2007	118.9	–	342.6	25.6	10.7	18.9	25.4	542.1

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	9.8	335.5

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0

Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9

Purchase of reserves	11.9	2.4	–	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	–	–	(55.2)

Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3

2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	4,210.8

Proved developed

December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	2,642.5

1
Talisman's estimates of its reserves as at December 31, 2009 and December 31, 2010 are based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end-of-year price basis (using existing economic and operating conditions). For definitions of reserves, see the notes found on page 49 of this Annual Report.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 65